

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 30, 2007

Mr. Douglas A. Proll
Chief Financial Officer
Canadian Natural Resources Limited
2500, 855-2nd Street S.W.,
Calgary, Alberta, Canada T2P 4J8

> **Re:** **Canadian Natural Resources Limited**
> **Form 40-F for the Fiscal Year Ended December 31, 2006**
> **Filed March 30, 2007**
> **Response Letter Dated October 23, 2007**
> **File No. 333-12138**

Dear Mr. Proll:

We have completed our review of your Form 40-F and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief